As filed with the Securities and Exchange Commission on November 14, 2007
Registration No. 000-52007
----------------------------------------------------------------------------

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Allstar Restaurants, Inc.

Nevada                                     5812                            20-2638087
(State or other jurisdiction      (Primary Standard Industrial  (I.R.S. Employer
                  of incorporation or organization)     Classification Number)       Identification Number)

1458 Broad Street, Regina, Sask. S4R 1Y9, Canada
(Address of Principal Executive Offices)

Tel: 306-529-2652 Fax:  306-352-1597
(Issuer’s Telephone Number, Including Area Code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Incorp Services, Inc.
3155 E. Patrick Lane, Suite 1, Las Vegas, Nevada, 89120-3481, United States
(Name, address and telephone number for Registered Office and Agent for Service)

(Check one):   [  ] Form 10-K  [  ] Form 20-K  [X] Form 10-Q  [  ] Form N-SAR

              For Period Ended: September 30, 2007

  [  ]  Transition Report on Form 10-K
  [  ]  Transition Report on Form 20-K
  [  ]  Transition Report on Form 11-K
  [X]  Transition Report on Form 10-Q
  [  ]  Transition Report on Form N-SAR

              For the Transition Period Ended: September 30, 2007

PART I — REGISTRANT INFORMATION

Allstar Restaurants, Inc.
1458 Broad Street, Regina, Sask.  S4R 1Y9 , Canada
Tel: 306-529-2652  Fax: 306-352-1597

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)
[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant's recent activities have delayed the preparation and review of the report which is due November 14, 2007.

PART IV — OTHER INFORMATION

The name and telephone number of person to contact in regard to this notification is Terry G. Bowering, telephone: 306-529-2652.

To date we have not had any other periodic reports to file as required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s).

We do not anticipate that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

Allstar Restaurants, has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2007             By:   /s/ Terry G. Bowering_
                                                            Terry G. Bowering, Chief Executive Officer
                                                            (Principal Executive Officer) Chief Financial Officer,
                                                            Chief Accounting Officer (Principal Financial Officer)